May 23, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 Form 10-Q for the Quarterly Period Ended June 30, 2005 File No. 001-14131
Dear Mr. Rosenberg:
This letter is being furnished pursuant to the commitment Alkermes, Inc. made during the conference call with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Wednesday, April 26, 2006. Alkermes is providing a description of the principal purposes and features of the transaction described below as well as an analysis of Alkermes’ accounting for such transaction.
Form 10-K for the Fiscal Year Ended March 31, 2005
Notes to Consolidated Financial Statements, Page F-6
9. Convertible Preferred Stock, Page F-18
BACKGROUND
Advanced Inhalation Research, Inc. (“AIR”), a subsidiary of Alkermes, Inc. (“A”), and Eli Lilly and Company (“L”) have entered into several arrangements for the development of pulmonary products. Specifically on February 2, 2000, AIR and a subsidiary of L entered into a Development and License Agreement for the development of pulmonary human growth hormone and related compounds, and on April 1, 2001, AIR and L entered into a Development and License Agreement for the development of pulmonary insulin and related compounds (“Insulin Agreement”).
Subsequently, on December 13, 2002, A and L executed a Stock Purchase Agreement (“Stock Purchase Agreement”) pursuant to which L purchased 3,000 shares of A’s 2002 Redeemable Convertible Preferred Stock (“Preferred Stock”) for a purchase price of $10,000 per share, or $30 million in the aggregate. Concurrently, the parties amended the Insulin Agreement (the “Amendment”) to, among other things, increase the royalty rate payable on certain products in development under that Agreement to 10.2%. In addition, the Amendment provided that AIR would be responsible for funding development under the Insulin Agreement up to an amount equal to the sum of its existing obligations under the Insulin Agreement plus $25 million (“Expense Cap”). If AIR did not provide funding under the Insulin Agreement in the amount of the Expense Cap, then L would receive a credit equal to the amount of funding not provided by AIR which could be used toward the funding of any other collaboration or research program between L and AIR or between L and any other affiliate of A. However, L would not be entitled to this credit in the event the Insulin Agreement was terminated for material breach or for

Commercial Infeasibility (as defined below). The activities undertaken pursuant to the Stock Purchase Agreement and the Amendment are hereby referred to as the “Arrangement”.
BUSINESS PURPOSES FOR THE TRANSACTION
In 2002, both A and L wanted to ensure continued funding for the joint development of pulmonary products. L was willing to invest $30 million in A in exchange for Preferred Stock of A. As such, A was willing to fund, from its own account, the development of pulmonary products in collaboration with L in exchange for an increase in the royalty rate payable on the sale of certain of those products. In this Arrangement, L acquired a Preferred Stock interest in A for $30 million such that L now had a vested interest in the entity, A, as well as the products jointly developed by A and L. Meanwhile, A acquired $30 million to fund the continued development of its pulmonary products and obtained a potential increase in the royalty rate payable by L for certain of the products resulting from this self-funding.
A’s intent at the time was to secure funding for the continued development of its pulmonary program. We believe that L’s intent was to protect its $30 million investment in A and to continue the development of the pulmonary products and to provide L with financial flexibility associated with the $30 million investment. In essence, at some time in the future, to the extent that A has not converted the Preferred Stock, L may choose to share in the research and development cost, or it may choose to own an equity interest in A.
SUMMARY OF TERMS OF THE PREFERRED STOCK
Following is a summary of the repurchase, conversion and redemption features of the Preferred Stock issued pursuant to the Stock Purchase Agreement:
Put
L has the right to require A to repurchase the Preferred Stock (the “Put”), in whole or in part, at any time or from time to time. Once L has exercised a Put, A cannot exercise a Call or its conversion option with respect to the Preferred Stock subject to that Put. The consideration for this purchase is a reduction in the increased royalty rate established under the Amendment. The amount of this reduction is dependent upon the date the Put is exercised: (i) on exercise on or before December 31, 2006, the royalty rate is reduced to 6.9%; (ii) on exercise after December 31, 2006 but on or before December 31, 2007, the royalty rate is reduced to 8%; and (iii) on exercise after December 31, 2007 but on or before December 31, 2008, the royalty rate is reduced to 9.1%. On exercise of the Put after December 31, 2008, there is no reduction in the royalty rate, so the Put right has no economic effect after this date. If L exercises the Put for less than the full number of shares of Preferred Stock, the royalty rate is reduced proportionately based on the number of shares for which the Put is exercised.
Call
A has the right to repurchase the Preferred Stock from L (the “Call”), in whole or in part, at any time or from time to time after January 15, 2005. The consideration for this purchase is the same as the consideration described for a comparable purchase of Preferred Stock pursuant to the exercise of a Put. However, A’s right to exercise any Call is subject to L’s approval. If L disapproves the exercise of a Call in any calendar year, then A may not exercise that Call and may also not subsequently purchase in that calendar year any Preferred Stock pursuant to a Call.

Conversion
A’s Option: A has the right, at any time or from time to time, to convert all or a portion of the Preferred Stock into shares of common stock of A (“Common Stock”).
Termination for Commercial Infeasibility: On the termination of the Insulin Agreement for “Commercial Infeasibility” all outstanding shares of Preferred Stock will be converted into Common Stock. Commercial Infeasibility is defined as the determination, based upon scientific, regulatory and business considerations, that a recombinant human insulin pulmonary product cannot reasonably be expected to be successfully developed by any entity (NB: This feature no longer has any force or effect as another company has received approval from the U.S. Food and Drug Administration (the “FDA”) for a recombinant human insulin pulmonary product).
Termination for Breach: On the termination of the Insulin Agreement by L for material breach by AIR, a certain number of shares of Preferred Stock will be converted into Common Stock. The number of shares of Preferred Stock subject to conversion is determined by the amount, if any, by which $25,000,000 exceeds AIR’s specified development expenditures under the Insulin Agreement during calendar years 2003 and 2004 (NB: This feature no longer has any force or effect as A has spent the funds received from the Preferred Stock financing in the manner agreed by the parties).
NDA Submission: On the submission to the FDA of a New Drug Application (NDA) by or on behalf of L with regard to a pulmonary insulin product developed under the Insulin Agreement, all outstanding shares of Preferred Stock will be converted into Common Stock.
Redemption
Upon termination of the Insulin Agreement, (i) by AIR for material breach by L, (ii) after January 1, 2005 by L at its discretion, (iii) by L for material breach by AIR (but only with respect to any Preferred Stock not subject to conversion on such termination), or (iv) by L upon a change of control of AIR or A, the outstanding shares of Preferred Stock will be redeemed at a redemption price of $0.01 per share, or an aggregate price of thirty dollars ($30).
ACCOUNTING TREATMENT AND PRESENTATION
Following is an overview of the accounting treatment and presentation for the Arrangement. We refer you to our prior correspondence for our detailed analysis of specific questions with respect to the features of the Preferred Stock.
As will be further described below, the substance of the transaction was an investment in equity securities of A by L. This investment was predicated on certain amendments to the Insulin Agreement. As such, we concluded that the Arrangement is a funded research and development arrangement. Furthermore, under the terms of the Stock Purchase Agreement and the Amendment, at some point in the future, the Arrangement will be a financing arrangement, in the case and to the extent that A repays L with Common Stock issued upon conversion of the Preferred Stock, or a contractual service arrangement, in the case and to the extent that the Preferred Stock is Called or Put or the Put no longer has economic effect or becomes unexerciseable.
In evaluating this transaction, A considered a number of sources of accounting guidance, including, but not limited to, the following:
1.	Statement of Financial Accounting Standards No. 68, “Research and Development Arrangements”;

2.	Staff Accounting Bulletin No. 101, “Revenue Recognition” (and SAB 104, which was adopted later and considered by A following adoption);
3.	Statement of Financial Accounting Standards No. 133, “Derivative Financial Instruments” and its interpretive guidance;
4.	Emerging Issues Task Force Abstract No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”; and
5.	Emerging Issues Task Force Abstract D-98, “Classification and Measurement of Redeemable Securities.”
Evaluation of the Arrangement under SFAS 133, EITF 00-19 and EITF D-98 has been previously provided to the Staff. The remainder of this discussion will focus on the initial consideration of the accounting at closing of the transaction and our ongoing assessment.
As discussed above, both the Stock Purchase Agreement and the Amendment were negotiated at the same time. In addition, both documents contain terms and conditions relevant to the interpretation of the other agreement. A therefore concluded that for purposes of evaluating the accounting to be applied, both agreements must be considered a single arrangement. This conclusion also reflects the intent of the parties to provide further funding for jointly developed pulmonary products.
As the Arrangement contains elements of funded research and development activities, we determined that the Arrangement should be accounted for under SFAS 68. Paragraph 3 of SFAS 68 indicates that the standard is applicable to the accounting and reporting applied to an arrangement where “an enterprise ... is a party to a research and development arrangement through which it can obtain the results of research and development funded partially or entirely by others. It applies whether the research and development is performed by the enterprise, the funding parties, or a third party...”
Once it has been determined that SFAS 68 applies, the guidance thereunder establishes whether the nature of the arrangement is a financing transaction, whereby the enterprise is obligated to repay the funds, or a contract to perform services, where the enterprise has no obligation to repay. Paragraph 4 of SFAS 68 requires that the enterprise “determine the nature of the obligation it incurs when it enters into an arrangement with other parties who fund its research and development.” Thus, we evaluate the nature of the Arrangement at the date of the execution of the Stock Purchase Agreement and the Amendment and, subsequently, we re-evaluate it as events and activities occur which could alter our initial conclusion.
We believe, based on the guidance in SFAS 68, paragraphs 5 through 9, that the nature of the Arrangement is a financing arrangement. Paragraph 5 of SFAS 68 clearly indicates that “If the enterprise is obligated to repay any of the funds provided by the other parties regardless of the outcome of the research and development, the enterprise shall estimate and recognize that liability. This requirement applies whether the enterprise may settle the liability by paying cash, by issuing securities, or by some other means.” Paragraph 6 goes on to say:
“To conclude that a liability does not exist, the transfer of the financial risk involved with research and development from the enterprise to the other parties must be substantive and genuine. To the extent that the enterprise is committed to repay any of the funds provided by the other parties regardless of the outcome of the research and development, all or part of the risk has not been transferred. The following are some examples in which the enterprise is committed to repay:
a.	The enterprise guarantees, or has a contractual commitment that assures, repayment of the funds provided by the other parties regardless of the outcome of the research and development. [NB: NOT APPLICABLE IN THIS INSTANCE]

b.	The other parties can require the enterprise to purchase their interest in the research and development regardless of the outcome. [NB: NOT APPLICABLE IN THIS INSTANCE]
c.	The other parties automatically will receive debt or equity securities of the enterprise upon termination or completion of the research and development regardless of the outcome.”
Under the Arrangement, A received $30 million which it was obligated to use to fund research and development under agreements with L in exchange for issuance to L of $30 million worth of Preferred Stock. Thus, we believe the nature of the $30 million in proceeds was in essence a borrowing as A is obligated to repay L by virtue of its issuance of Preferred Stock to L. A recognized the liability and settled that liability by the issuance of the Preferred Stock as of the date of the Arrangement.
We next evaluated the terms and features of the Preferred Stock to determine whether any portion of the proceeds should be recorded as revenue and to determine its appropriate classification in the balance sheet. Under the Stock Purchase Agreement, A reserves the right to Call the Preferred Stock and L reserves the right to Put the Preferred Stock. In both instances, the Preferred Stock would be returned to A and L’s rights would be limited to the services required to be performed by A under the Arrangement. Accordingly, if and when either the Call or Put are exercised and the Preferred Stock is returned to A, then we believe at that time, and not until that time, SFAS 68 paragraphs 10 through 11 would require that such funding be recognized as a contract for the performance of research and development services. SFAS 68 paragraph 10 describes instances where funds provided by others may be contracts for services performed rather than borrowings. Paragraph 10 states:
“To the extent that the financial risk associated with the research and development has been transferred because repayment of any of the funds provided by the other parties depends solely on the results of the research and development having future economic benefit, the enterprise shall account for its obligation as a contract to perform research and development for others.”
If and when A Calls or L Puts the Preferred Stock, then A would have no further obligation to repay L and L would essentially bear the financial risk related to the $30 million. L’s risk would only be mitigated if the development process were to have future economic benefit and L could recoup its funding via reduced royalties to A on future product sold pursuant to the Call or Put (i.e. royalties on inhaled insulin can be reduced on exercise of the Call or Put). Given the facts and circumstances at such time, A may then be required to recharacterize its Preferred Stock as a contract for services rendered (i.e. revenues).
As discussed in our prior consultations regarding the form of the Preferred Stock, we considered whether any portion of the consideration received in connection with the Arrangement should be accounted for as permanent equity. We concluded that since L has the Put right, the Preferred Stock is effectively redeemable in circumstances outside of our control and must be accounted for as temporary equity until such time as the Put right is exercised, no longer has economic effect or becomes unexercisable as a result of a conversion or redemption. Therefore, we accounted for the initial issuance of the Preferred Stock as an equity instrument in temporary equity at its initial issuance and conversion value of $30 million. We re-evaluate the carrying value of the Preferred Stock on an ongoing basis to determine if the fair value is different than its current carrying value. To date, we have determined that the value of the Preferred Stock has not changed from $30 million, other than the change due to the exercise of our conversion right in October 2005, which converted $15 million of the Preferred Stock into an equivalent amount of Common Stock.
The $30 million of research and development expended by A was recognized as research and development expense as incurred. The commitment to spend $30 million on research and development was satisfied in July 2004. The royalty payments to be received from L, if any, will be recognized as earned in accordance with SAB 101. A does not currently expect to record revenue from any royalty payments received from L prior to the approval of the royalty-bearing pulmonary insulin product for marketing and sale by the FDA.
STATUS OF PULMONARY INSULIN DEVELOPMENT PROGRAM
In response to your request for an update on the status of the pulmonary insulin development program, we include the following summary. At the time of issuance of the Preferred Stock, a product developed pursuant to the pulmonary insulin program was in phase I clinical trials. The research and development is evaluated at each stage of its progress and continues to meet each of the milestones established by the Insulin Agreement. In August 2004, L made a positive product decision. In July and August 2005, L initiated two long term phase III safety studies of the pulmonary insulin product. In April 2006, L started a phase III efficacy study of the pulmonary insulin product. L has plans to start numerous additional Phase III programs in the next 12 to 18 months. Finally, L has directly funded over $40 million of research and development at A since the $25 million was exhausted in July 2004, and spent a significantly larger amount on its own to develop the AIR pulmonary insulin product.
SUPPLEMENTARY INFORMATION
We have also provided you, in hardcopy only, with a copy of the following agreements:
•	Development and License Agreement dated April 1, 2001 between AIR and L;
•	Amendment of the Development and License Agreement dated February 8, 2002; and
•	Amendment No. 2 to Development and License Agreement dated December 13, 2002.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s response, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127. We look forward to resolving this matter as soon as possible and appreciate your assistance in this regard.
Sincerely,

/s/ James M. Frates

James M. Frates Chief Financial Officer